Daniel J. Cerqueira dcerqueira@cravath.com T +212-474-1156 New York

March 20, 2024

Re:	Walt Disney Co Definitive Additional Soliciting Materials Filed March 13, 2024 File No. 001-38842

Dear Mr. Duchovny:

This letter is submitted on behalf of The Walt Disney Company (the “Company” or “Disney”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated March 15, 2024 with respect to a presentation filed by the Company as soliciting material under Rule 14a-12 under the Securities Exchange Act of 1934, as amended, on March 13, 2024 (the “Presentation”).

               In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s responses thereto.

Definitive Additional Soliciting Materials

Slide Presentation, page 3

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide the support described for your disclosure that:

“Trian’s whitepaper was widely criticized for lacking substance...”

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to the right-half of page 3 of the Presentation, which contains excerpts of various news sources that state or suggest that Trian’s white paper lacks substance (including identification of the sources in the footnotes of page 3).  In addition to the sources cited on page 3 of the Presentation, the following news sources have also issued statements to a similar effect:

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●	CNBC, Last Call: “The con [about Peltz joining Disney’s Board] is that he doesn’t have particular media experience. I went through the entire White Paper and there are not that many new ideas in there.”[1]
●
The Information: “Peltz says if he is elected to Disney’s board, he’ll “insist” on a streaming strategy that would generate “Netflix-like” profit margins. He also says he would “explore opportunities” to improve “engagement and cost structure,” and would “evaluate Disney’s organizational structure to improve accountability and efficiency.” It all sounds like the kind of vagueness you’d expect from a political candidate.”[2]

●
CNBC, Squawk on the Street: “[Trian’s presentation] has a lot of what, but not a lot of how. Look at Trian when they went after Dupont, P&G, Heinz… They came in with a real plan there in terms of execution and operations as opposed to here where it’s saying: ‘The Board has failed; we need to be on the Board.”[3]

●	Barron’s: “It is unclear how a Peltz board presence would help. The ideas that Trian has proposed seem to fall into three categories: vague, odd, and already in motion.”[4]

The Company believes that the foregoing statements, which come from many media sources, demonstrate that Trian’s white paper was widely criticized for lacking substance.

“Peltz’s “theses” are nothing new and underscore his lack of understanding of both Disney and the media industry.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of the initiatives that Trian claims it would implement if its nominees are elected to the board of directors of Disney (the “Board”) are either (a) high level demands, which the Board and management have already decisively addressed or (b) proposals that the Company believes would impair, not improve, how it creates long-term shareholder value.  By way of example:

●
Trian claims that it will fix the succession process and run a thorough and successful search for a CEO in time for Mr. Iger’s 2026 retirement. (Trian’s White Paper, page 26.) Disney has stated in multiple instances that the Board and Mr. Iger remain actively engaged in the high-priority work of succession planning. Disney’s proxy statement for the 2024 Annual Meeting of Shareholders (the “Proxy Statement”) details the actions taken by Disney from the beginning of 2023 and year to date 2024 to progress its management succession planning under the section entitled “Management Succession Planning.”  Not only is this an area that Disney is already focused on, but Trian also fails to identify any concrete action items to “fix” the succession process and to identify a new CEO.

1 Source: CNBC, Last Call (March 5, 2024; https://app.criticalmention.com/app/#clip/view/40d3683c-fa3d-4784-a33d-07e0f49b9f09?token=c13589df-7a9c-4ee4-8e5b-7a2e419ee18c).

2 Source: The Information (March 4, 2024; https://www.theinformation.com/articles/what-europes-big-fine-on-apple-means?utm_campaign=Editorial&utm_content=Newsletter%2CBriefing&utm_medium=organic_social&utm_source=twitter).

3 Source: CNBC, Squawk on the Street (March 5, 2024; https://app.criticalmention.com/app/#clip/view/529a23c0-0079-4100-b262-88d6290dfab7?token=cf999231-aa84-4a3c-ab40-a04872d5f262).

4 Source: Barron’s (March 15, 2024; https://www.barrons.com/articles/disney-trian-nelson-peltz-activist-battle-ffdaa336).

●	Trian states that it will align pay with performance by tying the compensation program to outcomes that drive long-term shareholder value. (Trian’s White Paper, page 26.) As disclosed in the Proxy Statement, Disney’s Compensation Committee seeks to align pay with performance when making compensation decisions, and believes that most of the compensation for Disney’s named executive officers should be at risk and tied to a combination of long-term and short-term Company performance. As further described in the section entitled “Compensation Discussion and Analysis” of the Proxy Statement, 96% of Mr. Iger’s compensation is at-risk and 85% of other name executive officers’ compensation is at risk. Therefore, what Trian claims to achieve with respect to executive compensation has already been implemented in Disney’s approach to executive compensation, demonstrating Trian’s lack of understanding of Disney and failure to present any new ideas.
●
Trian claims that it will insist management develop and articulate a clear DTC strategy with tangible goals that will achieve Netflix-like margins of 15-20% by 2027.  (Trian’s White Paper, page 26.) Disney has stated in multiple instances that it plans to achieve profitability in its streaming business by end of fiscal year 2024, within five years of launching Disney+, which is well ahead of Netflix’s timeline.  Disney has also added significant DTC streaming capabilities, creating the strongest bundle across the industry with higher engagement and lower churn versus its peers.  Not only does this demonstrate Trian’s lack of understanding of Disney and its industry, Trian also fails to articulate any concrete plans for how it will guide Disney to Netflix-like margins, but rather spends several slides only criticizing Disney’s streaming business historical performance.

●
Trian claims that it will lead a Board-led review of studio operations and culture.  Disney believes that a Board-led creative review process is value destructive, and by restoring authority to creative leaders (as it has done), Disney is improving efficiency, accountability and effectiveness. (Trian’s White Paper, page 26.) This proposal, which would impede the creative engines that are foundational to the Company, demonstrates Trian’s lack of understanding of the Company and its business.

●
Trian claims that ESPN would benefit from having a bundling partner such as Netflix, our biggest streaming competitor, or another regional sports network, and that it will insist on a digital strategy for ESPN that has a clear path to attractive financial returns. (Trian’s White Paper, page 116.) Disney believes that ESPN is a clear differentiator versus other peers, including Netflix.  Sports is a core element of Disney’s streaming bundle and Disney has demonstrated concrete progress with respect to ESPN, including announcing a sports JV with WBD and Fox and a JV in India with Reliance and Viacom18, which the Company believes have strengthened its positioning in sports. Trian’s proposal would combine one of Disney’s most valuable assets with those of a strong competitor, which would weaken Disney’s differentiation and competitive offering, further demonstrating Trian’s lack of understanding of Disney and its industry.

●
Trian claims that it will explore opportunities to improve DTC engagement and cost structure, including changes to product and marketing strategies and reducing redundant overhead costs.  (Trian’s White Paper, page 26.) In the last fiscal year, Disney restructured and made important efficiency improvements to create a more cost-effective, coordinated and streamlined approach to its operations.  Disney aggressively cut costs across the entire enterprise, putting the Company on track to achieve roughly $7.5 billion in cost savings by the end of fiscal year 2024, which is approximately $2 billion more than initially expected in February 2023.  Disney has also repeatedly stated that it is continuing to seek additional efficiencies without compromising commitment to quality, growth and value creation.  Therefore, Trian’s proposal of exploring opportunities to cost structure is nothing new.

The fact that Trian’s and Peltz’s “theses” are nothing new or otherwise underscore their lack of understanding of both Disney and the media industry has been highlighted by various media sources as well, as demonstrated in the sources cited in the immediately preceding response and in a recent New York Times article, which stated “Mr. Peltz doesn’t purpose to have a novel solution to the streaming losses that have bedeviled Disney and other media companies trying to make the difficult transition to the direct-to-consumer digital era.”5  This is further supported by Mr. Peltz’s own statements, particularly when he admitted that he lacks media experience.6

The Company believes that the foregoing demonstrate that Trian and Mr. Peltz’s “theses” are nothing new or otherwise underscore their lack of understanding of both Disney and the media industry.

“Peltz’s agenda is misaligned with other shareholders’ long-term interests.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that due to the inextricable relationship among Trian, Mr. Peltz and Mr. Perlmutter (who has a fraught history with Disney), Disney believes there is a high risk that Mr. Peltz would be influenced by Mr. Perlmutter’s views.  Specifically, Trian, Mr. Peltz and Mr. Perlmutter are parties to Investment Management Agreements, pursuant to which, among other things, Trian has sole voting power over all of the Disney shares held by Mr. Perlmutter, which represent approximately 79% of Trian’s total position in Disney.  Furthermore, there is a fraught history between the Company and Mr. Perlmutter (as further detailed on page 11 of the Presentation) whose employment Mr. Iger terminated in 2023, having previously removed him from his executive position at Marvel in 2015.  In addition, it is widely and publicly known7 that during his time at the Company, Mr. Perlmutter urged Mr. Iger in the early 2010s to seriously consider Mr. Rasulo to serve as the Chief Operating Officer of the Company and told Mr. Iger “you broke my heart” when he was notified that Mr. Rasulo was not on a path as a potential successor to Mr. Iger.

5 Source: The New York Times, The Billionaire Taking on Disney Just Wants Some Respect (March 16, 2024).

6 Source: CNBC, Squawk on the Street (January 18, 2024; https://www.cnbc.com/2024/01/18/cnbc-transcript-billionaire-activist-investor-nelson-peltz-talks-disney-proxy-fight-on-cnbcs-squawk-on-the-street-today.html).

7 Source: https://www.wsj.com/business/nelson-peltz-to-nominate-himself-former-disney-cfo-jay-rasulo-to-disneys-board-1e18579a.

In addition, the Company respectfully refers the Staff to the right-half of page 11 of the Presentation, which contains excerpts of various news sources that have also stated or otherwise suggested that Trian’s agenda is misaligned with other shareholders’ long-term interests due to Mr. Perlmutter’s “personal” history with Disney.

The Company believes that the foregoing facts demonstrate that Mr. Peltz’s agenda may be misaligned with other shareholders’ long-term interests.

2.
You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Provide us supplementally, or disclose, the factual foundation for your statements listed below.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.

“Trian’s whitepaper was widely criticized for ... being partially plagiarized from other activist presentations.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that several news sources have discussed certain plagiarisms identified in Trian’s white paper, as described or excerpted below (one of which was included as a source on page 3 of the Presentation):

●
CNBC Squawk on the Street (David Faber Compares Trian-Elliot White Papers): During this coverage, David Faber highlighted “significant similarities” between Trian’s white paper and Elliott’s past presentations, while displaying slides from both presentations side-by-side on the broadcast, and commenting “it was very similar in style and scope to Elliott’s white paper”.[8]

●
Puck, What I’m Hearing: “Plagiarism in the Peltz Papers?: Investor Nelson Peltz and his Trian firm finally released all 130 pages of their glorious white paper on how to fix Disney. But astute observers have noticed a surprising and somewhat hilarious similarity in look and feel between the Peltz Papers and proxy documents put out by Elliot Investment Management, another activist investor firm. Fonts, concepts, slide layout, the “Restore the…” motif. It’s all basically the same. Not a great look if Peltz is concerned about Disney making bad sequels.” [9]

●
The Deal: Activist Daily Briefing: “Double Duty? A comparison of Trian’s Disney slides to Elliott Management presentations at Crown Castle, Arconic and another campaign shows that the Nelson Peltz-led activist fund employed the Paul Singer-led fund’s deck style and structure at times as inspiration for its House of Mouse presentation. Hmm...” [10]

8 Source: CNBC Squawk on the Street: David Faber Compares Trian-Elliot White Papers (March 6, 2024; https://app.criticalmention.com/app/#/clip/view/5d653e20-d1dc-4ee7-8feb-c203ba8d30d7?token=8967bd79-42ad-4fe7-86c6-994c3a6a0654).

9 Source: Puck: What I’m Hearing (March 8, 2024; https://puck.news/newsletter_content/what-im-hearing-the-michael-jackson-movie-manifesto-2/).

10 Source: The Deal: Activist Daily Briefing (March 8, 2024; https://pipeline.thedeal.com/reports/adb/1709920849512ActivistDailyPrint.html?utm_source=sendinblue&utm_campaign=Activist_Daily&utm_medium=email).

The Company believes that the foregoing demonstrates that Trian’s white paper was widely criticized for being partially plagiarized from other activist presentations.

“The ‘Trian Trio’ will say anything, without regard for facts or truth, to try and get on Disney’s Board.”

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to pages 4, 6, 8, 11 and 13-17 of the Presentation, which address some of the materially misleading or inaccurate statements made by Trian in its white paper in an effort to criticize Disney, the Board and Disney’s slate of nominees, and support the election of its nominees to the Board.  The Company respectfully advises the Staff that these pages do not address (a) all of the materially misleading or inaccurate statements made by Trian in its white paper (and only focuses on the key issues) and (b) the copious amounts of materially misleading or inaccurate statements made by Trian or its nominees in Trian’s proxy statement, media interviews and other soliciting materials.  The Company respectfully refers the Staff to all of the prior letters that the Company has submitted to the Staff, identifying materially misleading or inaccurate statements made by Trian or its nominees in Trian’s proxy statement, media interviews and Trian’s soliciting material filed with the Commission, and arguments and supporting information for why such statements are materially misleading or inaccurate.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at the number or email listed above.

Sincerely,

/s/ Daniel J. Cerqueira
Daniel J. Cerqueira

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Duchovny

Copy to:

Mr. Horacio Gutierrez
Senior Executive Vice President, Chief Legal and Compliance Officer
The Walt Disney Company
500 South Buena Vista Street,
Burbank, CA 91521

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